UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 7, 2009
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s Annual Report on Form 20-F for the year ended December 31, 2008 (the Credit Suisse 2008 20-F) and the financial reports for the first and second quarters of 2009 furnished to or filed with the SEC on Form 6-K on May 7, 2009 and August 6, 2009, respectively.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-158199).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2008 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2009 (6M09) compared to the six months ended June 30, 2008 (6M08) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2009. The Group’s financial report for the second quarter of 2009 (Credit Suisse Financial Report 2Q09), which was filed with the SEC on August 6, 2009, includes unaudited financial information for 6M09 and 6M08.

Credit Suisse
For 6M09, we recorded net income attributable to shareholders of CHF 3,577 million, compared to a net loss attributable to shareholders of CHF 933 million in 6M08. Our results for 6M09 reflected the continued reduction of risk and a strong capital base.

Core Results
Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads for Credit Suisse debt carried at fair value. In 2Q09, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper (CP) conduit administered by Credit Suisse. The Group does not have any ownership interest in Alpine. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. Following the FVOD transaction, the aggregate gains on this Credit Suisse debt as of the end of 1Q09 will be reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads will be included in the Corporate Center.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Credit Suisse and Core Results

		Core Results		Noncontrolling Interests without SEI		Credit Suisse

in	6M09	6M08	6M09	6M08	6M09	6M08

Statements of operations (CHF million)

Net interest income	3,185	3,904	73	56	3,258	3,960

Commissions and fees	6,473	7,920	22	38	6,495	7,958

Trading revenues	8,113	(887)	1	9	8,114	(878)

Other revenues	396	(268)	(1,554)	280	(1,158)	12

Net revenues	18,167	10,669	(1,458)	383	16,709	11,052

Provision for credit losses	493	196	0	0	493	196

Compensation and benefits	8,673	7,242	32	34	8,705	7,276

General and administrative expenses	3,414	3,070	54	36	3,468	3,106

Commission expenses	969	1,163	0	0	969	1,163

Total other operating expenses	4,383	4,233	54	36	4,437	4,269

Total operating expenses	13,056	11,475	86	70	13,142	11,545

Income/(loss) from continuing operations before taxes	4,618	(1,002)	(1,544)	313	3,074	(689)

Income tax expense/(benefit)	947	(158)	0	0	947	(158)

Income/(loss) from continuing operations	3,671	(844)	(1,544)	313	2,127	(531)

Income/(loss) from discontinuing operations	(19)	1	0	0	(19)	1

Net income/(loss)	3,652	(843)	(1,544)	313	2,108	(530)

Less net income/(loss) attributable to noncontrolling interests	75	90	(1,544)	313	(1,469)	403

Net income/(loss) attributable to shareholders	3,577	(933)	–	–	3,577	(933)

of which from continuing operations	3,596	(934)	–	–	3,596	(934)

of which from discontinued operations	(19)	1	–	–	(19)	1

Results summary
In 6M09, we recorded net income attributable to shareholders of CHF 3,577 million, compared to a net loss attributable to shareholders of CHF 933 million in 6M08. Net revenues were CHF 18,167 million compared to CHF 10,669 million in 6M08. Total operating expenses were CHF 13,056 million, up CHF 1,581 million, or 14%. Our results included fair value losses of CHF 3,074 million on Credit Suisse debt, mostly offset by gains of CHF 2,690 million from the FVOD transaction.

In Private Banking, net revenues were down 12%. Net interest income increased 2% compared to 6M08, as higher margins on deposits with higher volumes were mostly offset by lower margins on loans with slightly lower volumes. Total non-interest income decreased 20%, mainly as a result of lower commissions and fees, reflecting a decline in average assets under management, particularly in managed investment products.

Wealth Management reported net revenues of CHF 3,997 million. Wealth Management recurring revenues declined 15%, reflecting lower commissions and fees due to a decrease in average assets under management, particularly in managed investment products. Wealth Management transaction-based revenues decreased 6%, driven by lower product issuing and brokerage fees and foreign exchange income from client transactions, offset in part by higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking.

In Corporate & Retail Banking, net interest income decreased 2%, mainly due to lower margins on loans, reflecting higher funding costs, with slightly higher volumes, partially offset by higher margins on deposits, with slightly lower volumes. Total non-interest income declined 21%, mainly reflecting lower asset-based commissions and fees and fair value losses from the Clock Finance No. 1 transaction compared to fair value gains in 6M08.

In Investment Banking, net revenues increased to CHF 12,453 million from CHF 3,202 million in 6M08, reflecting significantly lower valuation reductions and strong revenues from our ongoing and repositioned businesses. Our key client businesses generated revenues of CHF 11.4 billion, reflecting strong results in global rates and foreign exchange, cash equities, US residential mortgage-backed securities (RMBS) secondary trading, prime services, flow and corporate derivatives and high grade trading. We improved the performance of our repositioned businesses, which had revenues of CHF 3.3 billion for the six months, driven by good results in emerging markets trading, corporate lending, US leveraged finance and equity trading strategies. We continued to reduce our exposure to areas that do not meet our strategic criteria. Losses from our exit businesses were CHF 2.4 billion, including valuation reductions of CHF 1.7 billion in commercial mortgage-backed securities. Debt underwriting revenues increased 9%, primarily due to higher revenues from investment grade debt issuance. Equity underwriting revenues decreased 11%, driven by lower levels of industry-wide issuance. Advisory and other fees decreased in line with lower levels of global industry-wide mergers and acquisitions (M&A) activity and a decline in completed M&A market share. Fixed income trading revenues increased significantly to CHF 7,063 million, primarily driven by significantly higher revenues from our global rates and foreign exchange business, as well as higher revenues from our leveraged finance, corporate lending, US RMBS agency and high grade trading businesses. In leveraged finance, strong revenues reflected valuation gains and improved secondary trading results compared to significant losses in 6M08. Our results also included valuation gains in our collateralized debt obligations business compared to significant valuation losses in 6M08. Equity trading revenues increased 25%, reflecting an improved performance in our equity trading strategies and convertibles businesses, and record revenues from our prime services business, partially offset by lower revenues in cash equities. Net revenues also included net fair value gains on Credit Suisse debt of CHF 96 million compared to fair value gains of CHF 859 million in 6M08.

In Asset Management, net revenues were CHF 440 million, down CHF 174 million, or 28%, compared to 6M08. Net revenues included investment-related losses of CHF 415 million, compared to gains of CHF 48 million in 6M08. Net revenues of CHF 835 million before securities purchased from our money market funds and investment-related gains/(losses) were down CHF 218 million, or 21%, compared to 6M08, mainly due to lower asset management fees, driven by the decline in average assets under management. Placement fees declined, reflecting the difficult capital raising conditions. Equity participations and joint venture revenues decreased, mainly due to lower performance fees from Hedging-Griffo, partially offset by a gain of CHF 21 million on shares received in connection with the closing of the first part of the Aberdeen transaction.

Provision for credit losses was CHF 493 million in 6M09, of which CHF 374 million was recorded in Investment Banking, primarily reflecting provisions against loans made to a single borrower in our emerging markets business. We recorded CHF 120 million in Corporate & Retail Banking, mainly related to corporate and institutional loans.

Total operating expenses increased 14% compared to 6M08, primarily reflecting higher performance-related compensation in Investment Banking. Compensation and benefits included CHF 95 million of compensation expense, representing partner asset facility (PAF) gains, reflected in trading revenues, which were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses increased 11%, primarily reflecting litigation charges of CHF 383 million in Investment Banking, primarily relating to the settlement of litigation with Huntsman Corporation. The increase also reflected a net litigation credit of CHF 134 million in Investment Banking in 6M08. Excluding the litigation charges in 6M09 and the net litigation credit in 6M08, general and administrative expenses decreased 5% compared to 6M08, driven by decreases in most expense categories, primarily professional fees and travel and entertainment, reflecting our cost containment efforts.

Corporate Center pre-tax loss of CHF 943 million primarily reflected net fair value losses of CHF 491 million on Credit Suisse debt and CHF 100 million cost of captive insurance settlements for non-credit-related provisions in Wealth Management.

The effective tax rate was 20.5% in 6M09, primarily reflecting a tax benefit of CHF 396 million and the impact of the geographical mix of results. In 6M08, the effective tax rate was 15.8%, primarily reflecting the impact of the geographical mix of results and the negative effect of increased valuation allowances on the recognition of deferred tax assets in certain jurisdictions. These two effects were partly offset by a net release of CHF 152 million of tax contingency accruals following the favorable resolution of certain tax matters.

Condensed consolidated financial statements
Please refer to V –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q09 and 2Q09.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 7, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer